Exhibit 21.1

Subsidiaries of the Registrant

State of
Incorporation or
Name	organization

Ambar Lone Star Fluid Services LLC	Texas
Patterson (GP) LLC	Delaware
Patterson Petroleum LLC	Texas
Patterson-UTI Drilling Company LLC	Texas
Phelps Drilling Co.	Nova Scotia
Universal Well Services, Inc.	Delaware
UTI Drilling Canada, Inc.	Delaware
Patterson-UTI Management Services, LLC	Delaware
UTICO LLC	Delaware